07021523

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

February 23, 2007

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Press Release

February 23, 2007

Notice of Annual General Meeting of Shareholders, March 27, 2007

In accordance with the listing agreement with Stockholmsbörsen AB (the Stockholm Stock Exchange), Investor AB hereby also announces, by issuing a press release, the content of the notice concerning Investor's Annual General Meeting on March 27, 2007.

Attachment: Notice of Investor's Annual General Meeting 2007.

For further information:

Oscar Stege Unger, Acting Head of Corporate Communications and Investor Relations Manager: +46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

ⓘnvestor

ANNUAL GENERAL MEETING OF INVESTOR AB

Shareholders of Investor AB (publ) are hereby summoned to the Annual General Meeting ("the Meeting") to be held on Tuesday, March 27, 2007, at 3:00 p.m. at City Conference Centre, Barnhusgatan 12-14, Stockholm, Sweden. Registration for the Meeting will commence at 1:30 p.m.

Participation

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Wednesday, March 21, 2007, and

must notify Investor of their intention to attend the Meeting no later than on Wednesday, March 21, 2007, at 1:00 p.m. on the website of Investor AB www.investorab.com, or by calling +46 8 611 29 10, or by writing to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, whereby notification should also be given of the attendance of any assistants.

Nominee-registered shares

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares are temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Wednesday, March 21, 2007. Shareholders are requested to inform their nominees well in advance of this date.

Proxies, etc.

Shareholders who are represented by a proxy must authorize the proxy by issuing a power of attorney. If such power of attorney is issued by a legal entity, an attested copy of the certificate of registration must be attached. The power of attorney and certificate of registration may not be issued more than one year before the date of the Annual General Meeting. The original power of attorney and the certificate of registration, where applicable, are to be sent to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, well in advance of the Meeting.

Agenda

1. Election of the Chairman of the Meeting.

2. Drawing up and approval of the voting list.

3. Approval of the agenda.

4. Election of two persons to attest to the accuracy of the minutes.

5. Decision on whether proper notice of the Meeting has been made.

6. Presentation of the annual report and the auditors' report, as well as of the consolidated financial statements and the auditors' report for the Investor Group.

7. The President's address.

8. Report on the work of the Board of Directors, the Remuneration Committee, the Audit Committee and the Finance and Risk Committee.

9. Resolutions regarding adoption of the income statement and the balance sheet for the parent company, as well as of the consolidated income statement and the consolidated balance sheet for the Investor Group.

10. Resolution regarding discharge from liability of the Members of the Board of Directors and the President.

11. Resolution regarding disposition of Investor's earnings in accordance with the approved balance sheet and determination of a record date for dividends.

12. Decisions on the number of Members and Deputy Members of the Board of Directors and auditors and deputy auditors, who shall be appointed by the Meeting.

13. Decisions on the compensation that shall be paid to the Board of Directors and auditors.

14. Election of Chairman of the Board of Directors, other Members and Deputy Members of the Board of Directors.

15. Election of auditors and deputy auditors.

16. Proposals for resolution on guidelines for salary and on other remuneration for the President and other members of the management and on a long-term variable remuneration program for the management and other employees.

17. Proposal for resolution on purchase and transfer of own shares.

18. Proposal for resolution concerning the transfer of shares in the subsidiary EQT Partners AB to companies over which employees in EQT Partners AB have a controlling influence.

19. Proposal for resolution regarding a Nomination Committee.

20. Conclusion of the Meeting.

The Board of Directors' proposals for decision

Item 11 – Dividend and Record Date

The Board of Directors and the President propose an ordinary dividend to the shareholders of 4.50 Swedish kronor per share and that Friday, March 30, 2007, shall be the record date for receipt of the dividend. Should the Meeting decide in favor of the proposal, payment of the dividend is expected to be made by VPC AB on Wednesday, April 4, 2007.

Item 16 - Guidelines for Salary and other Remuneration for the President and other members of the Management and on a Long-term Variable Remuneration Program for the Management and other Employees

The Board of Directors of Investor seeks to attain a remuneration system for the President, the Management and other employees which is in line with market conditions and competitive and thereby interesting for the qualified circle of employees that Investor wants to attract and retain.

For continuity, the Board of Directors' proposal is essentially in line with previous remuneration principles and is based on agreements already entered into between Investor and each executive.

Item 16A - Guidelines for Salary and other Remuneration for the President and other members of the Management

"Management" and "executives" refer to the President and the other members of the Management.

Investor shall offer a total remuneration in line with market conditions which will enable Investor to recruit and retain executives. The remuneration to the Management shall consist of basic salary, variable salary, long-term variable remuneration programs, pensions and other remuneration. Together, those elements constitute the total remuneration of the individual. Basic salary, variable salary and long-term variable remuneration programs together constitute the salary of the employee.

Basic salary shall take into account the responsibilities and experience of the individual. Basic salary will be reviewed every other year.

The variable salary is dependent upon the individual's capacity to meet set goals.

The long-term variable remuneration program is dealt with under item 16B.

Pension benefits shall, as in previous years, partly consist of a defined benefit pension plan and partly of a defined contribution plan. The ratio of pension provisions to basic salary depends on the age of the executive. The age of retirement for the President and other executives shall be 60 years.

Other remunerations and benefits shall be on market terms and shall contribute to facilitating the executive's discharge of his or her tasks.

Investor and executives may terminate the contract of employment at six months' notice and severance pay shall not exceed 24 months of basic salary.

16B - Long-term Variable Remuneration Program 2007
As concerns the long-term variable remuneration program, it is the Board of Directors' ambition to create a structure where the employees are committed through a direct ownership of Investor shares and through a performance-related remuneration based on the long-term development of Investor. Thereby one part of the remuneration to the employees is related to the long-term development of Investor and the Investor share and the employee is exposed to share price increases and decreases.

In order to achieve this, Investor prepared, with the help of international expertise and in consultation with representatives for a number of Investor's shareholders, a proposal for a new long-term variable remuneration program which was presented at the annual general meeting 2006. The Board has decided to propose that the Annual General Meeting 2007 approve a long-term variable remuneration program for 2007 which is basically identical to the program approved 2006. In summary, the program is built on a Stock Matching Plan under which the employees, for each Investor share in which they invest, receive two options and the right to purchase one share. In addition, the President and some executives may participate in a Performance-Based Share Program. Under the program, opportunities are given to purchase more Investor shares in relation to the development of Investor over a three-year period as concerns growth of the net asset value and total return. The value of the long-term variable remuneration program is in line with the program from last year.

In order to reduce the cost of the long-term variable remuneration program, the board intends to hedge the program through total return swaps with third parties and/or, subject to the shareholders' approval under item 17 on the agenda, repurchase of Investor's shares which can then be transferred to the employee under the Stock Matching Plan and Performance Share Program.

Item 17 - Purchase and transfer of own shares
The Board of Directors proposes that the Board is authorized, during the period until the next Annual General Meeting, to decide on (i) purchase of Investor's shares on Stockholmsbörsen and purchase in accordance with purchase offerings to shareholders, respectively, (ii) transfer of Investor's shares on Stockholmsbörsen, or in a manner other than on Stockholmsbörsen including the right to decide on waiver of the shareholders' preferential rights and that payment may be effected other than in cash. Repurchases may take place so that Investor's holding amounts to a maximum of 1/10 of all the shares in the company.

The Board of Directors also proposes transfer of Investor's shares, in the maximum number of 700,000, to the employees in accordance with the long-term variable remuneration program described in item 16B. The number of

shares has been calculated with a certain margin for share price changes up to the measurement period after the 2007 Annual General Meeting.

The purpose of the proposed repurchase option is to give the Board of Directors wider freedom of action in the work with Investor's capital structure and, in accordance with what is described above, to give Investor the possibility to transfer shares to the employees and secure the associated costs under the long-term variable remuneration program.

Item 18 – Transfer of shares in EQT Partners AB to employees
The Board of Directors proposes that Investor decreases its holding in the subsidiary EQT Partners AB (the "Company") from 67 to 31 per cent of the share capital by a sale of 36 per cent of the shares to a company over which employees in the Company have a controlling influence. Employees in the Company already hold, through a company, the 33 per cent of the shares of the Company which are not held by Investor. The purchase price for the 36 per cent of the shares in the Company which, subject to approval by the Annual General Meeting, will be sold, amounts to 31.2 million euro (approximately 290 million Swedish kronor). The purchase price has been established on the basis of Investor's own assessments and negotiations with representatives of the buyer. The fairness of the purchase price has also been confirmed by independent fairness opinions.

The Nomination Committee's proposals for decision

Items 1, 12, 13, 14, 15 and 19 – Chairman of the Meeting, the number of Members of the Board of Directors and Auditors, the compensation to the Board of Directors and the Auditors, the election of the Chairman of the Board of Directors and other Members of the Board of Directors, the election of the Auditors, and the resolution regarding the Nomination Committee
Investor's Nomination Committee, consisting of Jacob Wallenberg (Chairman of the Board of Directors), Johan Stålhand (Knut and Alice Wallenberg Foundation), Lars Isacsson (SEB Foundation), Caroline af Ugglas (Skandia Liv) and Mats Lagerqvist (Swedbank Robur Mutual Funds), jointly representing more than 50 percent of the voting rights for all the shares in Investor, proposes the following:

- Jacob Wallenberg as Chairman of the Meeting.

- Ten Members of the Board of Directors and no Deputy Members of the Board of Directors.

- One registered auditing company.

- A total compensation to the Board of Directors of 6,937,500 Swedish kronor to be divided as follows: 1,875,000 Swedish kronor to the Chairman of the Board of Directors, 500,000 Swedish kronor to each of the other Members of the Board of Directors not employed in Investor and a total of 1,062,500 Swedish kronor for work in the committees of the Board of Directors.

- Auditors' fees to be paid upon approval of their invoice.

- The following persons are proposed for re-election as Members of the Board of Directors: Sune Carlsson, Börje Ekholm, Sirkka Hämäläinen, Håkan Mogren, Grace Reksten Skaugen, Anders Scharp, O. Griffith Sexton, Jacob Wallenberg and Peter Wallenberg Jr.

  The Member of the Board of Directors, Björn Svedberg, has declined re-election.

  Election is proposed for Lena Treschow Torell as new Member of the Board of Directors.

  Lena Treschow Torell is President of The Royal Swedish Academy of Engineering Sciences (IVA) and Member of the Board of Directors of Micronic Laser Systems AB, Saab AB and AB Ångpanneföreningen (ÅF).

  Jacob Wallenberg, Chairman of the Board of Directors, is proposed to be re-elected as Chairman of the Board of Directors.

- Election of the registered auditing company KPMG Bohlins AB as auditors for the period until the end of the Annual General Meeting 2011 with the authorized auditor Carl Lindgren as auditor in charge until further notice.

- Nomination Committee:
  1. That Investor shall have a Nomination Committee consisting of one representative for each of the four shareholders or group of shareholders controlling the largest number of votes and the Chairman of the Board of Directors. The names of the four shareholder representatives and the names of the shareholders they represent shall be published not later than six months prior to the Annual General Meeting in 2008.

  2. That, if during the incumbency of the Nomination Committee, one or more shareholders who have been appointed members of the Nomination Committee cease to belong to the four shareholders controlling the largest number of votes, the composition of the Nomination Committee may be changed.

3. That the Nomination Committee shall present the following proposals for resolutions to the Annual General Meeting in 2008:
   (a) proposal for Chairman of the Meeting;
   (b) proposal for Members of the Board of Directors;
   (c) proposal for Chairman of the Board of Directors;
   (d) proposal for remuneration to the Members of the Board of Directors, distinguishing between the Chairman of the Board of Directors and other Members of the Board of Directors and remuneration for committee work;
   (e) proposal for remuneration to Investor's auditors; and
   (f) proposal for resolution regarding a Nomination Committee.

Information about all persons proposed as members of the Board of Directors of Investor AB, information about proposed auditor, the complete proposal regarding the Nomination Committee, and the Report on the Work of Investor AB's Nomination Committee and its proposal for the distribution of fees for committee work, can be found on Investor's website, www.investorab.com, and will, without charge, be sent to the shareholders that so request.

Further information
The Board of Directors' complete proposal and related documents for the Meeting's resolution regarding item 16-18, the guidelines for salary and other remuneration, the long-term variable remuneration program, the purchase and transfer of own shares and the transfer of shares in the subsidiary EQT Partners AB, will be available at Investor and on Investor's website as of February 23, 2007 and will, without charge, be sent to the shareholders that so request. The proposal regarding item 16, the guidelines for salary and other remuneration, and the long-term variable remuneration program, will in addition without charge be sent to the shareholders that have given notice of their intention to attend the meeting.

Accounting documents and the Audit Report will be made available at the Investor's premises and on the Investor's website as of March 13, 2007 and will be sent free of charge to shareholders who request them.

For the convenience of non-Swedish speaking shareholders that are attending the Meeting, the proceedings of the Annual General Meeting will be simultaneously interpreted into English.

The President's address will be available on Investor's website, www.investorab.com, as of Wednesday, March 28, 2007.

Stockholm, February 2007

The Board of Directors

Press Release

Stockholm, February 22, 2007

Changed ownership in advisory company EQT Partners AB

Investor AB has reached an agreement to sell 36 percent of its ownership stake in EQT Partners AB to the partners of the advisory company for EUR 31.2 m. (approximately SEK 290 m.). The transaction, which requires the approval of Investor AB's Annual General Meeting on March 27, 2007, will reduce Investor's ownership stake in EQT Partners AB from 67 percent to 31 percent. The purchasing partners already own 33 percent of EQT Partners AB today. The change in ownership is designed to strengthen the platform for EQT's continuing development and make EQT's independence clearer. Investor has solicited fairness opinions for the transaction.

EQT Partners AB has approximately 120 employees and advises 11 funds today. The change in EQT Partners AB's ownership will not affect Investor's agreements with these funds. Investor will remain the largest investor and sponsor of the funds on unchanged financial terms and conditions, including Investor's part of the carried interest and the surplus from management fees.

Key figures for EQT Partners AB

SEK m.	2002	2003	2004	2005	2006
Net sales	187	231	241	245	348
EBIT	38	41	39	37	47
Earnings after tax	27	29	27	26	33

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

Investor was one of the founders of EQT's private equity operations in 1994 and has been the largest sponsor of all of EQT's funds over the years. However, as EQT's funds have grown in size, Investor's holdings in the funds have decreased. Within the European-based funds, Investor's share has fallen from a high of 32 percent in EQT III to 12 percent in the most recently established fund EQT V.

On December 31, 2006, Investor's total holdings in EQT's funds were valued at SEK 8.9 bn. Investor's outstanding capital commitments to the funds amounted to SEK 8.7 bn. on the same date.

"The proposed deal is a natural step in EQT Partner's development and puts the advisory company in a good position to build its business further. We are confident that our existing and future investments in EQT's funds will continue to generate attractive returns," commented Investor President and CEO Börje Ekholm in a statement.

For further information:

Lars Wedenborn, Executive Vice President and CFO:
+46 8 614 21 41, +46 735 24 21 41

Oscar Stege Unger, Acting Head of Corporate Communications and Head of Investor Relations: +46 8 614 20 59, +46 70 624 20 59

END

Our press releases can be accessed at www.investorab.com on the Internet.